                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                  Commission File No. 33-24649

(Check One):      [   ] Form 10-K and Form 10-KSB         [  ] Form 20-F
                  [ X ] Form 10-Q and 10-QSB              [  ] Form N-SAR

         For Period Ended:      September 30, 1996

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information

                                  ATCORP, INC.
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         (Full Name of Registrant:)

                                       N/A
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         (Former Name if Applicable)

                               8000 Sagemore Drive
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         Address of Principal Executive Office (Street and Number)

                            Marlton, New Jersey 08053
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         City, State and Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule12b-25(b) [para. 23,047], the following should be completed. (Check box if appropriate)

[ x ]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[ x ] thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[   ]    (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

Part III--Narrative

  State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
  (Attach extra sheets, if needed)


As a result of the registrant's entering into an Agreement and Plan of Affiliation dated as of July 18, 1996 with Susquehanna Bancshares, Inc. ("SBI") and a wholly-owned subsidiary of SBI, pursuant to which the registrant and Equity National Bank, its wholly-owned subsidiary, will be acquired by SBI, the registrant's executive officers have been involved in certain activities of the registrant which relate to the proposed acquisition and which have made it difficult to complete the preparation of the registrant's Form 10-Q for the quarterly period ended September 30, 1996 on time.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Stewart A. Collins                    (609)             983-4000
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     (Name)                              (Area Code)     (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                       [ x ] Yes    [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [   ] Yes    [  x ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                  ATCORP, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 1996                  By:  /s/ Marc L. Reitzes
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                                              Marc L. Reitzes
                                              Chairman and Chief
                                              Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.